UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)
Delphi Corporation

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
247126105

(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
September 26, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. — 247126105	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Capital Management, L.P., a Delaware limited partnership 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,056,921

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,539,594

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,056,921

WITH	10	SHARED DISPOSITIVE POWER

		2,539,594

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,596,515

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.09%

14	TYPE OF REPORTING PERSON

	PN, IA

CUSIP No. — 247126105	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strand Advisors, Inc., a Delaware corporation 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,056,921

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,539,594

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,056,921

WITH	10	SHARED DISPOSITIVE POWER

		2,539,594

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,596,515

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.09%

14	TYPE OF REPORTING PERSON

	CO, HC

CUSIP No. — 247126105	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		31,351,421

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,539,594

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		31,351,421

WITH	10	SHARED DISPOSITIVE POWER

		2,539,594

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,891,015

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.03%

14	TYPE OF REPORTING PERSON

	IN, HC

CUSIP No. — 247126105	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Credit Strategies Fund, L.P., a Delaware trust (1) 20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,759,496

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,759,496

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,759,496

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.31%

14	TYPE OF REPORTING PERSON

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund, L.P. Therefore, Highland Credit Strategies Fund, L.P. expressly disclaims membership in a group with the other Reporting Persons.

CUSIP No. — 247126105	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company 20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		780,098

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		780,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	780,098

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.14%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No. — 247126105	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		780,098

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		780,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	780,098

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.14%

14	TYPE OF REPORTING PERSON

	PN, HC

     This Amendment No. 7 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Delphi Corporation, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”); (ii) Strand Advisors, Inc., a Delaware corporation (“Strand”); (iii) James D. Dondero; (iv) Highland Credit Strategies Fund, L.P., a Delaware trust (“HCF”); (v) Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company (“SubFund”); and (vi) Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (“MasterFund” and, collectively, the “Reporting Persons”), to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2006 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 5, 2007 (the “13D First Amendment”), as amended by Amendment No. 2 to Schedule 13D filed with the Commission on January 12, 2007 (the “13D Second Amendment”), as amended by Amendment No. 3 to Schedule 13D filed with the Commission on April 20, 2007 (the “13D Third Amendment”), as amended by Amendment No. 4 to Schedule 13D filed with the Commission on May 31, 2007 (the “13D Fourth Amendment”), as amended by Amendment No. 5 to Schedule 13D filed with the Commission on June 13, 2007 (the “13D Fifth Amendment”), and as amended by Amendment No. 6 to Schedule 13D filed with the Commission on July 19, 2007 (the “13D Sixth Amendment” and, collectively, the “Highland 13D”).
     Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Highland 13D.
Item 4.  Purpose of Transaction.
     Item 4 is supplemented as follows:
     “Since July 18, 2007 (the date when the Issuer rejected Highland Capital’s Proposal (as described in the 13D Sixth Amendment), none of the Reporting Persons has had substantial discussions or contacts with the management, advisors or the Board of Directors of the Issuer.
     The Reporting Persons first acquired the Shares in the Issuer for investment purposes, because the Reporting Persons believed that that such securities, when purchased, were substantially undervalued and represented an attractive investment opportunity.
     The Reporting Persons continue to hold the Shares for investment purposes and to review their investment in the Issuer. Certain of the Reporting Persons have in the past and may continue in the future to engage in discussions with management, the Board of Directors, other stockholders, debtors, statutory committees or ad hoc committees of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, certain of, or all of, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of the Shares held by some, or all, of the Reporting Persons, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
     The Reporting Persons may be deemed to be a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934), but the Reporting Persons expressly disclaim such group membership. Without limiting the generality of the foregoing, none of the Reporting Persons may bind, obligate or take any action, directly or indirectly, on behalf of HCF with respect to the matters described herein, and HCF expressly disclaims any intention to take any action with the other Reporting Persons with respect to the Shares or its investment herein.”

Item 5. Interest in Securities of the Issuer.
     Item 5 is amended and restated in its entirety as follows:
     (a) As of September 30, 2007, (i) Highland Capital may be deemed to beneficially own 28,596,515 shares of Common Stock, which represents approximately 5.09%1,2 of the outstanding Common Stock; (ii) Strand may be deemed to beneficially own 28,596,515 shares of Common Stock, which represents approximately 5.09%1,2 of the outstanding Common Stock; (iii) James D. Dondero may be deemed to beneficially own 33,891,0151 shares of Common Stock, which represents 6.03%1 of the outstanding Common Stock; (iv) HCF may be deemed to beneficially own 1,759,496 shares of Common Stock, which represents approximately 0.31%1 of the outstanding Common Stock; (v) SubFund may be deemed to beneficially own 780,098 shares of Common Stock, which represents approximately 0.14%1 of the outstanding Common Stock; and (vi) MasterFund may be deemed to beneficially own 780,098 shares of Common Stock, which represents approximately 0.14%1 of the outstanding Common Stock.

(b)	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power

Highland Capital Management, L.P.	26,056,921	2,539,594	26,056,921	2,539,594
Strand Advisors, Inc.	26,056,921	2,539,594	26,056,921	2,539,594
James D. Dondero	31,351,421	2,539,594	31,351,421	2,539,594
Highland Credit Strategies Fund	0	1,759,496	0	1,759,496
Highland Multi-Strategy Onshore Master SubFund, L.L.C.	0	780,098	0	780,098
Highland Multi-Strategy Master Fund, L.P.		780,098	0	780,098
(c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.
          During the past sixty days, the Reporting Persons affected the following sales of shares of Common Stock in open market transactions:

Reporting Person	Date	Price ($)	Number of Shares
Highland Capital	September 12, 2007	0.511	22,601
Highland Capital	September 12, 2007	0.511	346,636
Highland Capital	September 12, 2007	0.511	20,482

[1]	This calculation is based on 561,781,590 shares of the Issuer’s Common Stock outstanding as of June 30, 2007, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007.

[2]	Highland Capital and certain of its affiliates and related entities collectively hold approximately 6.03% of Issuer’s Common Stock.

Reporting Person	Date	Price ($)	Number of Shares
Highland Capital	September 12, 2007	0.511	63,327
Highland Capital	September 13, 2007	0.5451	67,804
Highland Capital	September 13, 2007	0.5451	1,039,907
Highland Capital	September 13, 2007	0.5451	61,445
Highland Capital	September 13, 2007	0.5451	189,981
Highland Capital	September 14, 2007	0.55	346,913
Highland Capital	September 14, 2007	0.55	20,498
Highland Capital	September 14, 2007	0.55	22,619
Highland Capital	September 14, 2007	0.55	63,378
Highland Capital	September 17, 2007	0.5275	40,963
Highland Capital	September 17, 2007	0.5275	45,203
Highland Capital	September 17, 2007	0.5275	693,272
Highland Capital	September 17, 2007	0.5275	126,654
Highland Capital	September 18, 2007	0.5111	346,636
Highland Capital	September 18, 2007	0.5111	22,601
Highland Capital	September 18, 2007	0.5111	20,482
Highland Capital	September 18, 2007	0.5111	63,327
Highland Capital	September 19, 2007	0.53	26,626
Highland Capital	September 19, 2007	0.53	450,625
Highland Capital	September 19, 2007	0.53	29,382
Highland Capital	September 19, 2007	0.53	82,326
Highland Capital	September 21, 2007	0.50	50,000
Highland Capital	September 24, 2007	0.5445	550,000
Highland Capital	September 25, 2007	0.545	300,000
Highland Capital	September 26, 2007	0.5113	77,476
Highland Capital	September 26, 2007	0.5113	1,256,844
Highland Capital	September 26, 2007	0.5113	85,495
Highland Capital	September 26, 2007	0.5113	163,020
Highland Capital	September 26, 2007	0.5113	239,549
Highland Capital	September 27, 2007	0.4763	77,476
Highland Capital	September 27, 2007	0.4763	1,256,844
Highland Capital	September 27, 2007	0.4763	85,494
Highland Capital	September 27, 2007	0.4763	163,020
Highland Capital	September 27, 2007	0.4763	239,550
Highland Capital	September 28, 2007	0.4522	59,887
Highland Capital	September 28, 2007	0.4522	40,755
Highland Capital	September 28, 2007	0.4522	314,211
Highland Capital	September 28, 2007	0.4522	21,374
Highland Capital	September 28, 2007	0.4522	19,369
SubFund	September 12, 2007	0.511	14,423
SubFund	September 13, 2007	0.5451	43,270
SubFund	September 14, 2007	0.55	14,435
SubFund	September 17, 2007	0.5275	28,846
SubFund	September 18, 2007	0.5111	14,423
SubFund	September 19, 2007	0.53	18,751
SubFund	September 26, 2007	0.5113	54,559
SubFund	September 27, 2007	0.4763	54,559
SubFund	September 28, 2007	0.4763	13,640
HCF	September 12, 2007	0.511	32,531
HCF	September 13, 2007	0.5451	97,593
HCF	September 14, 2007	0.55	32,557
HCF	September 17, 2007	0.5275	65,062
HCF	September 18, 2007	0.5111	32,531
HCF	September 19, 2007	0.53	42,290
HCF	September 26, 2007	0.5113	123,057
HCF	September 27, 2007	0.4763	123,057
HCF	September 28, 2007	0.4522	30,764
(d) Not applicable.
(e) Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2007

Highland Credit Strategies Fund, L.P.
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Capital Management, L.P.
By:	Strand Advisors, Inc., its general partner
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Strand Advisors, Inc.
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

James Dondero
/s/ James Dondero

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P., its managing member
By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero
Name: James Dondero
Title: President

Highland Multi-Strategy Master Fund, L.P.

By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero
Name: James Dondero
Title: President

EXHIBITS

Exhibit 1 .	Letter from Highland Capital Management, L.P., dated December 21, 2006, to the Board of Directors of Delphi Corporation (Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 2	Joint Filing Agreement, dated as of December 22, 2006, by and between the Reporting Persons (Exhibit 2 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 3	Letter from Highland Capital Management, L.P., dated December 29, 2006, to the Board of Directors of Delphi Corporation (Exhibit 3 to Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 5, 2007 and incorporated by reference herein).

Exhibit 4	Letter from Highland Capital Management, L.P., dated January 9, 2007, to the Board of Directors of Delphi Corporation (Exhibit 4 to Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on January 12, 2007 and incorporated by reference herein).

Exhibit 5	Letter from Highland Capital Management, L.P., dated April 18, 2007, to the Board of Directors of Delphi Corporation (Exhibit 5 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 20, 2007 and incorporated by reference herein).

Exhibit 6	Letter from Highland Capital Management, L.P., dated April 19, 2007, to David M. Sherbin, Vice President, General Counsel and Chief Compliance Officer of Delphi Corporation (Exhibit 6 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 20, 2007 and incorporated by reference herein).

Exhibit 7	Confidential Information, Standstill and Nondisclosure Agreement, dated May 25, 2007, between Highland Capital Management, L.P. and Delphi Corporation (Exhibit 7 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on May 31, 2007 and incorporated by reference herein).

Exhibit 8	Diligence Protocol Agreement, dated May 25, 2007, by and between Pardus European Special Opportunities Master Fund L.P., Highland Capital Management, L.P. and Brandes Investment Partners, L.P. (Exhibit 8 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on May 31, 2007 and incorporated by reference herein).

Exhibit 9	Amended and Restated Confidential Information, Standstill and Nondisclosure Agreement, dated June 11, 2007, between Highland Capital Management, L.P. and Delphi Corporation (Exhibit 9 to Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on June 13, 2007 and incorporated by reference herein).

Exhibit 10	Proposal Letter dated July 17, 2007 from Highland Capital Management, L.P. and Highland-Delphi Acquisition Holdings, LLC to Delphi Corporation (Exhibit 10 to

Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 11	Delphi-Highland Equity Purchase and Commitment Agreement dated July 17, 2007 ((Exhibit 11 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 12	Commitment Letter dated July 17, 2007 from Highland Credit Opportunities CDO GP, L.P. (Exhibit 12 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 13	Commitment Letter dated July 17, 2007 from Highland Credit Strategies Master Fund, L.P. (Exhibit 13 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 14	Commitment Letter dated July 17, 2007 from Highland Crusader Offshore Partners, L.P. (Exhibit 14 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 15	Commitment Letter dated July 17, 2007 from Highland Special Opportunities Holding Company (Exhibit 15 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

APPENDIX I
     The name of each director and executive officer of Strand is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
James Dondero, Director	President
Mark Okada	Executive Vice President
Michael Colvin	Secretary
Todd Travers	Assistant Secretary
Patrick Daugherty	Assistant Secretary
Ken McGovern	Treasurer